

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 21, 2022

Adi Zuloff-Shani
Chief Executive Officer
Clearmind Medicine Inc.
101 – 1220 West 6th Avenue
Vancouver, British Columbia V6H1A5

>   **Re: Clearmind Medicine Inc.**
>   **Amendment No. 2 to Draft Registration Statement on Form F-1**
>   **Submitted June 10, 2021**
>   **CIK No. 0001892500**

Dear Dr. Zuloff-Shani:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement on Form F-1, Submitted June 10, 2022

Prospectus Summary
Company Overview, page 1

1.   W acknowledge your revised disclosures in response to prior comment 1. Please revise to clarify here that most of these programs remain in the pre-discovery phase. Also revise to balance your reference to your "highly skilled" team with "deep expertise" by stating that your team has not yet progressed any product candidate to clinical trials.

Recent Developments, page 2

2. We note your response to our prior comment number 4. Please revise to define novel food product and explain briefly the actions required and process involved in seeking approval and marketing of a novel food product that contains psychedelic substances, including applicable regulatory processes. Please also revise page 103 to explain that food products containing MEAI may be determined to be illegal, including that a similar product containing MEAI was determined to be illegal in Canada.

Business
Overview, page 81

3. We note your response to our prior comment number 6. Please revise the lead-in language to the pipeline table on page 81 to clarify that the pipeline table represents the current status of development rather than anticipated milestones. We also note that the revised pipeline table shows that you are at the end of preclinical studies for both binge eating and addiction, but your disclosure on page 88 states that you are continuing to conduct pre-clinical studies. Please revise to describe your preclinical studies for binge eating and addiction, and if they are ongoing, please revise your pipeline table to correspond to your narrative disclosures, or advise.

Phase I/IIa Clinical Study, page 83

4. We refer to your revised disclosures in response to prior comment 8. You state that you will make a decision based on FDA feedback, but also note that you state you were granted a pre-IND meeting with the FDA in May. Please revise to update your disclosures as appropriate to reflect FDA feedback from the meeting.

Pre-Clinical Studies, page 88

5. We note your response to our prior comment number 9, which we reissue in part. Please revise to expand on your explanations of the studies conducted by researchers at the Ministry of Agriculture and Rural Development, Volcani Center and Hebrew University and a researcher from the National Institute on Drug Abuse, National Institutes of Health to provide investors with more context about the significance of these studies. Additionally, with respect to the disclosed p-value, please provide a brief explanation of the disclosed p-value and how p-values are used to measure statistical significance. Finally, on page 88 you state: "The data illustrated that MEAI at doses of 40 mg/kg/day (p>0.001) and above produced a marked and statistically significant reduction in alcohol consumption as compared to controls, although this did not follow a dose-response." Please revise to state the meaning of a reduction in alcohol consumption that did not follow a dose-response and explain the effect observed regarding the reduction in alcohol consumption in the mice. Also for all studies described, disclose any serious adverse events observed.

Competition, page 89

6.   We note your response to our prior comment number 10. In particular, we note the language added under the graphic on page 89, where you state that the information in the graphic is based on market research and actual information may contradict your findings. We also note the language on page ii, where you state that you have not independently verified any of the data from third-party sources. It is not appropriate to directly or indirectly disclaim liability for statements in your registration statement. Please revise the disclosure on pages 89 and ii or specifically state that you take liability for these statements.

Research Agreements, page 90

7.   We note your response to our prior comment number 11. You state that under the Agreement with BIRAD Research and Development Company you have a royalty-bearing license to BIRAD's ownership rights in any joint inventions or patents that are conceived pursuant to the research conducted. Please revise to provide the royalty rate or royalty range and royalty term that would apply, or advise. Provide similar disclosure for the royalty term of the Agreements with Yissum Research Development Company of the Hebrew University of Jerusalem Ltd., if any. Please also confirm that all termination provisions of the agreements in this section are described, not just those that provide grounds for you to terminate the agreements.

You may contact Christie Wong at 202-551-3684 or Mary Mast at 202-551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Margaret Schwartz at 202-551-7153 or Dorrie Yale at 202-551-8776 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: David Huberman, Esq.